

July 20, 2011

<u>Via Facsimile</u>
Ms. Kathleen E. Redd
Vice President, CFO and Secretary
GenCorp Inc.
P.O. Box 537012
Sacramento, CA 95853-7012

> **RE: GenCorp Inc.**
> **Form 10-K for the Fiscal Year ended November 30, 2010**
> **Filed February 2, 2011**
> **Form 10-Q for the Fiscal Quarter ended May 31, 2011**
> **Filed July 5, 2011**
> **Schedule 14A**
> **Filed February 17, 2011**
> **File No. 1-1520**

Dear Ms. Redd:

We have reviewed your response letter dated July 7, 2011 and have the following additional comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

<u>Form 10-Q for the Fiscal Quarter Ended May 31, 2011</u>

<u>Exhibit 32.1 – Section 906 Certifications</u>

1. We note that these certifications identify the report as the company's Form 10-Q for the period ended May 31, 2010. Since these certifications incorrectly identified the report with which it was filed, you must refile your full Form 10-Q as an amendment with the corrected Section 906 certifications attached and new Section 302 certifications. Please note that the revised certifications must refer to the Form 10-Q/A and be currently dated.

You may contact Jessica Kane, Staff Attorney, at (202) 551-3235 if you have any questions regarding legal or disclosure matters. Please contact Jeffrey Gordon, Staff Accountant, at (202) 551-3866 or, in his absence, the undersigned at (202) 551-3689 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ John Hartz

John Hartz
Senior Assistant
Chief Accountant